1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE May 8, 2025	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA INITIATES 10,000 METER DRILL PROGRAM AT FLORIDA CANYON, FOCUSED ON NEAR MINE  OXIDE GOLD RESOURCE GROWTH OPPORTUNITIES

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the initiation of a gold resource growth-focused drill program at the Company's primary operating asset, the Florida Canyon Mine ("Florida Canyon") located in Nevada. The 2025 drill program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and ultimately maximize the value of Florida Canyon.

Highlights:

  The 2025 drill program will consist of ~10,000 meters ("m") of reverse circulation ("RC") drilling focused on near-mine targets identified at Florida Canyon, designed to support oxide mineral reserve and resource growth and mine life extension.
  Drilling commenced in early May and is expected to conclude in the third quarter of 2025, with initial results expected to be released during the summer months of 2025.
  The program is focused on testing near-mine targets at Florida Canyon in three key areas:
    Opportunity 1: Near-surface oxide potential from historical dump material (~2,000m): Drilling will target large volumes of historical gold-mineralized backfill and low-grade waste material previously estimated to be below the mining cut-off grade in a significantly lower gold price environment. These areas demonstrate the greatest near-term opportunity to increase mineral resources and potentially extend mine life.
    Opportunity 2: Expand in-situ resources between existing mine open pits (~5,000m): Drilling will target "saddle" and "ridge" areas located between active and historical pits. Many of these areas have been sparsely drilled historically and offer meaningful oxide growth potential directly adjacent to current and future mining phases.
    Opportunity 3: Test lateral extensions and in-pit infill drilling (~3,000m): Drilling will target lateral extensions of existing pits as well as infill drilling within areas planned for further pit pushbacks. Potential has been identified to improve resource classification, optimize mine planning, and potentially increase short-term ore feed.
  The 2025 drill program at Florida Canyon is expected to support a mineral resource and reserve update and a revised life-of-mine plan in early 2026.

George Salamis, President, CEO and Director of Integra commented: "Following a strong start to 2025 with solid operational results from Florida Canyon gold production and a demonstrated ability to generate cash flow, we are pleased to launch a growth-focused drill program. We see this program as a critical step in unlocking the next phase of value at Florida Canyon. We have identified significant potential to not only optimize the mining operation, but also to increase the production scale and mine life of the asset, leading to material value creation for Integra's shareholders. We look forward to sharing our progress over the coming months."

Florida Canyon: Long Operating History with Significant Growth Potential

Figure 1 - Florida Canyon Mine Property:

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Since the start of operations in 1986 through to the end of 2024, Florida Canyon has produced approximately 2.7 million ounces of gold from over 200 million tonnes ("Mt") of ore mined. As of December 31, 2024, proven and probable mineral reserves at Florida Canyon total 70.4 Mt at a grade of 0.35 grams per tonne ("g/t") gold for a total of 785,000 ounces of gold (refer to Integra's latest Mineral Reserves and Resources statement effective December 31, 2024 available on the Company's website at www.integraresources.com). Building on this long operating history, Integra believes there remains significant near-mine resource growth potential within the current permitted mine plan. With the recent increase in spot gold prices, areas historically considered uneconomic now present a compelling opportunity for re-evaluation.

Integra has identified multiple opportunities with the potential to increase the mine's production scale, extend mine life, and enhance future operational flexibility. Numerous mining optimization initiatives are being evaluated and are expected to positively impact current operations. Near-term growth opportunities require targeted exploration drilling and mine optimization work, while longer-term initiatives will focus on broader greenfield exploration across the extensive Florida Canyon land package.

This news release outlines the near-term, brownfield exploration activities that form the basis of the 2025 growth-focused drilling program at Florida Canyon. The program is expected to support a mineral resource and reserve update and a revised life-of-mine plan in early 2026.

2025 Florida Canyon Drill Program Overview

Figure 2 - Florida Canyon Mine 2025 Drilling Collar Locations:

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Integra's 2025 drill program at Florida Canyon represents the first phase of a focused, multi-year strategy designed to increase mine life and mineral resources and reserves, both within and outside the permitted pit limits. The program is also focused on improving operational flexibility and enhancing overall asset value. Importantly, these initiatives will leverage Florida Canyon's existing infrastructure and operational footprint, minimizing capital requirements while maximizing potential for a positive impact to future economics.

The first phase of the program is budgeted at approximately US$1.5 million and will consist of drilling that is focused on three key areas: (1) Near-surface oxide potential from historical waste; (2) Expanding in-situ resources between existing mine open pits; and (3) Testing lateral extensions and in-pit infill drilling.

Opportunity 1: Near-Surface Oxide Potential from Historical Dump Material (RC drilling: ~2,000m)

Figure 3 - Historical North Mine Dump Material Conceptual Section:

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Within the permitted Florida Canyon mine boundary there exists several large volumes of historically mined low-grade gold-mineralized dump material, averaging below the historical mine cut-off grades. This material is a product of decades of past mining and has been identified as a high-potential, low-strip, near-surface oxide gold target for growth. Potential has been demonstrated by the historical in-pit mine dumps (historical backfill material), which are already being partially utilized by current operations and offer an immediate opportunity to expand reserves with minimal mining cost. Objectives for drilling:

  Confirm gold grade continuity and distribution within the historical North Dumps;
  Provide material for metallurgical testing, including bottle rolls, column tests, and permeability assessments;
  Support potential conversion of this material into mineral reserves through inclusion in the updated resource and reserve block model and mine plan; and
  Increase operational flexibility by providing readily available, gold-mineralized material suitable for heap leaching, that will not require blasting.

This strategy directly supports Integra's objective of improving near to medium term ore feed without significant capital investment, while also reducing reliance on higher-strip in-situ fresh rock material.

A similar strategy was utilized at the Company's DeLamar Project ("DeLamar" or the "Project") located in Idaho. In 2022, Integra drilled numerous stockpile and backfill areas at DeLamar, which were mined by previous operators of the Project, but were discarded as waste as the material did not meet the cut-off grade of the operation at the time. In 2023 Integra successfully added a significant quantity of potentially heap-leachable material to the total mineral resource at the Project (refer to the Company's news release dated September 23, 2023 and report titled "Technical Report for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA", available on the Company's website and on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).

Opportunity 2: Expand In-Situ Resources Between Existing Mine Open Pits (RC drilling: ~5,000m)

Figure 4 - Conceptual Section of Central/Radio Tower Saddle Drilling Section:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2025/05/FCM-NR-Fig-4-Saddle-Section-2025-05-07_v3.pdf

Integra will target in-situ gold resource expansion opportunities within "saddle" and "ridge" zones located between existing open pits. Several of these areas remain sparsely drilled and offer significant upside gold potential, with historical drilling demonstrating encouraging intercepts of oxide mineralization at or near surface. Objectives for drilling include:

  Testing the Central/Radio Tower Pit Saddle: material directly connecting two large areas of known gold mineralization;
  Testing Florida Canyon Saddle: area requires an improved structural geologic understanding and offers potential to host additional oxide mineralized gold material; and

  Testing North Pit Saddle: location of a potential satellite pit adjacent to an existing pit; drilling is required to follow up on a high-grade gold vein system that was historically underexplored.

Success within these identified zones has the potential to meaningfully increase mineral resources and reserves by extending existing pit limits within the current Florida Canyon Mine Plan of Operations.

Opportunity 3: Testing Lateral Extensions and In-Pit Infill (RC drilling: ~3,000m)

Additional drilling is planned to test lateral extensions of existing pits and to complete infill drilling within current areas planned for pit pushbacks. These areas offer potential to improve resource classification, optimize mine planning, and potentially increase short-term gold ore feed to the heap leach pads. Objectives for drilling include:

  Testing the North and Central Pit areas: the upper portions of the planned pit pushbacks are currently classified as inferred. Although this material is generally low-grade, infill drilling has potential to improve classification, enhance short-term mine planning, and increase oxide gold heap leach pad feed.
  Testing Jasperoid Hill Pit area: most of the near-surface oxide mineralization has been mined or is expected to be largely depleted within the next few years. However, at current gold prices, opportunities exist to potentially define additional near-surface gold mineralization.

Limited infill drilling has been historically completed within these areas and the 2025 drilling program aims to de-risk future production and unlock potential for readily accessible gold oxide material in a historically productive zone. By reducing geological risk and increasing oxide gold mineral inventory in accessible mineralized zones at Florida Canyon, the 2025 drilling program is expected to enhance both short-term operational flexibility and long-term mine planning.

Drill Program Timing

The 2025 growth-focused exploration drilling program at Florida Canyon is expected to be completed in the third quarter of 2025. Results from the drill program will support an updated mineral resource and reserve estimate and life-of-mine plan targeting early 2026. The drill program forms an important part of Integra's broader strategy of maximizing value from its portfolio of high-quality assets through disciplined capital allocation, operational excellence, and targeted near mine and regional exploration.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Sampling and QA/QC Procedure

RC samples were collected at 5-foot intervals directly at the drill rig using pre-labeled bags. Diamond drill ("DDH") core samples were cut in half, sampled at 5-foot intervals, with one half sent for analysis and the other half retained for reference. Diamond drill holes were sampled on 5-foot intervals. Samples were submitted to American Assay Laboratories ("AAL") in Reno, Nevada, an ISO/IEC 17025 accredited laboratory. Sample preparation involved drying, jaw crushing to >70% passing 2 mm (10 mesh), and pulverizing a 300 g split to >85% passing 75 microns.

Gold analysis was performed on a 30-gram pulp using fire assay with ICP-AES finish. Samples returning >10 ppm Au were re-assayed using a gravimetric finish. Additionally, samples with Au >0.150 ppm underwent cyanide-soluble analysis and preg-robbing tests to assess metallurgical characteristics. Quality control protocols included the routine insertion of blank samples, certified reference materials (standards), and field and pulp duplicates. Blank material and standards were purchased from Moment Exploration Geochemistry. AAL also inserted internal control samples and duplicates within each batch.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: statements regarding the timing, scope, and objectives of the 2025 drill program at the Florida Canyon, the potential to expand mineral resources and reserves, extend mine life, optimize mine planning, and maximize project value, as well as the anticipated timing of results and a future mineral resource and reserve update and revised life-of-mine plan for Florida Canyon; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.